February 8, 2016

John Reynolds, Assistant Director

John Coleman, Mining Engineer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Fax: 202-772-9368

RE:         Staff letter dated January 7, 2016

File No. 002-69494

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

Response dated January 4, 2016

This letter is in response to the Staff letter dated January 7, 2016 (the “Letter”). The status of each response is set forth below is identified by the specific comment numbers contained in the letters.

Comment No. 1: As discussed with Staff and reported, we will amend, on a prospective basis our disclosures in our Form 10-K in Item 7. Management’s Discussion and Analysis or Plan of Operations as well as the Critical Accounting Policies section to say:

We have repeatedly over the course of several months contacted the outside mine contractor, which procured the equipment and other items at issue, to provide the necessary breakdown and substantiation. We have also repeatedly contacted the mine contractor’s outside counsel. We have and continue to work diligently to get the information requested but it has not been provided. If necessary, we will resort to legal action to obtain the back up, but hope this can be avoided. Once we do receive the information necessary, we will amend, on a prospective basis, our disclosures and classifications in accordance with Industry Guide 7. Until we receive the substantiation, however, we can only use the reporting we have made, and do not see an alternative basis for reporting.

Global Gold Corporation     •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860

www.globalgoldcorp.com

Comment No. 2: The pictures on the Company’s website referenced in the November 20, 2015 response letter show work done after the December 31, 2014 Form 10-K report and thus were not included in that filing. We will include, for future Form 10-K report filings, the information pursuant to paragraph (b)(4)(i) which we include in Item 3 - Armenia Properties and more specifically in the Toukhmanuk section. Our disclosure will include any mining activity done as well as a description and the status of our plant improvements including:

The Company has requested but not received substantiation from Linne Mining for advances and amounts drawn down on the Mine Operator's Debt Facility. Equipment and assets for which title has transferred to the Company, and have been received by the Company are recorded as the Company's property, plant and equipment. Construction in process includes the Company's assets which are not yet completed and place in service, such as the new plant at the Toukhmanuk property in Armenia (Pictures of construction progress are available on the Company’s website). We have also requested a report for the full mining activity done by Linne Mining, which also has not been received.

The Company will incorporate all revised disclosures in future reporting as the Company believes that these revised disclosures are not material, do not change the Company’s financial position or outlook, and therefore would not warrant amendment for reliance by the public.

Sincerely, /s/ Jan E. Dulman Jan Dulman Chief Financial Officer

cc: Van Krikorian

       John E. Schmeltzer, III, Esq.